Exhibit A-5

(Unaudited)

Nicor Gas

Consolidating Balance Sheet

December 31, 2004

(Millions)

	Nicor Gas	Ni-Gas Exploration Inc.	Adjustments and Eliminations	Consolidated
ASSETS

Current assets
Cash and cash equivalents	$0.1	$—	$—	$0.1
Receivables, less allowances	403.3	56.5	40.8	500.6
Gas in storage	189.0	—	—	189.0
Deferred income taxes	41.5	—	—	41.5
Other	21.1	—	12.5	33.6

	655.0	56.5	53.3	764.8

Investments in continuing subsidiaries	56.4	—	(56.4)	—

Property, plant and equipment, at cost	3,831.5	14.5	(14.5)	3,831.5
Less accumulated depreciation	1,415.1	14.5	(14.5)	1,415.1

	2,416.4	—	—	2,416.4

Prepaid pension costs	181.5	—	—	181.5
Long-term investments	6.0	—	—	6.0
Other assets	61.3	—	—	61.3

	$3,376.6	$56.5	$(3.1)	$3,430.0

Exhibit A-5

(Unaudited)

Nicor Gas

Consolidating Balance Sheet

December 31, 2004

(Millions)

	Nicor Gas	Ni-Gas Exploration Inc.	Adjustments and Eliminations	Consolidated
LIABILITIES AND CAPITALIZATION

Current liabilities
Long-term obligations due within one year	$0.5	$—	$—	$0.5
Short-term borrowings	431.3	—	(56.3)	375.0
Accounts payable	308.7	0.1	97.2	406.0
Accrued gas costs	68.2	—	—	68.2
Dividends payable	10.0	—	—	10.0
Other	34.9	—	12.4	47.3

	853.6	0.1	53.3	907.0

Deferred credits and other liabilities
Accrued future removal costs	706.4	—	—	706.4
Deferred income taxes	437.0	—	—	437.0
Regulatory income tax liability	44.8	—	—	44.8
Unamortized investment tax credits	33.8	—	—	33.8
Other	161.7	—	—	161.7

	1,383.7	—	—	1,383.7

Capitalization
Long-term obligations
Long-term bonds and notes	495.3	—	—	495.3
Mandatorily redeemable preferred stock	4.5	—	—	4.5

	499.8	—	—	499.8

Non-redeemable preferred stock	1.4	—	—	1.4

Common equity
Common stock	76.2	11.5	(11.5)	76.2
Paid-in capital	108.1	—	—	108.1
Retained earnings	455.3	44.9	(44.9)	455.3
Accumulated other comprehensive income (loss)	(1.5)	—	—	(1.5)

	638.1	56.4	(56.4)	638.1

	1,139.3	56.4	(56.4)	1,139.3

	$3,376.6	$56.5	$(3.1)	$3,430.0